Exhibit (k)(3)

August 31, 2015

The Cushing MLP Infrastructure Master Fund
The Cushing MLP Infrastructure Fund I
The Cushing MLP Infrastructure Fund II
8117 Preston Road, Suite 440
Dallas, Texas 75225

Ladies and Gentlemen:

This letter agreement (the “Agreement”) confirms the contractual fee waiver and expense reimbursement agreement by Cushing Asset Management, LP (the “Adviser”) with respect to each of The Cushing MLP Infrastructure Master Fund (the “Master Fund”), The Cushing MLP Infrastructure Fund I (“Feeder Fund I”) and The Cushing MLP Infrastructure Fund II (“Feeder Fund II” and, together with Feeder Fund I, each a “Feeder Fund” and, the Feeder Funds together with the Master Fund, each a “Fund”).

WHEREAS, each Feeder Fund invests substantially all of its investable assets in the Master Fund;

WHEREAS, in exchange for fees specified in the investment advisory agreement between the Adviser and each Fund, the Adviser provides advisory services to each Fund;

WHEREAS,  pursuant to each Feeder Fund’s investment management agreement, for so long as the Feeder Fund invests through the Master Fund, the Adviser will not be entitled to any management fee from the Feeder Fund with respect to the portion of the Feeder Fund’s assets that are so invested; and

WHEREAS, the Adviser and each Fund have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain expenses of each Fund at the level specific on Appendix A hereto.

NOW, THEREFORE, the parties hereto agree as follows:

1.           Expense Limitation.

(a)           The Adviser will waive a portion of the management fee and/or reimburse the Master Fund and/or any Feeder Fund for certain operating expenses so that the annual expenses (whether incurred directly by the Fund or, in the case of the Feeder Funds, indirectly at the Master Fund level) exclusive of any Excluded Expenses (as defined below) do not exceed the amounts specified on Appendix A hereto (the "Expense Limitation").

(b)           “Excluded Expenses” include taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization (other than the conversion of Feeder Fund I to a master/feeder structure), acquired fund fees and expenses (other than the fees and expenses of the Master Fund borne by a Feeder Fund) or extraordinary expenses such as litigation.

2.           Recoupment.  Amounts waived or reimbursed by the Adviser with respect to any Fund are subject to possible recoupment from a Fund in future years on a rolling three year basis (within the three years after a portion of the Advisory Fee has been waived or the date operating expenses were reimbursed) if such recoupment can be achieved without exceeding the Expense Limitation.

8117 Preston Road, Suite 440, Dallas, TX 75225   (214) 692-6334 (phone) • 214 219-2353 (fax)
www.swankcapital.com•info@swankcapital.com

3.           Indirect Expenses.  Each Feeder Fund’s Expense Limitation includes the Feeder Fund's allocated portion of operating expenses incurred indirectly at the Master Fund level. The Adviser will not reimburse operating expenses at the Feeder Fund level in excess of the operating expenses incurred directly by such Feeder Fund.  Therefore, the Adviser and each Feeder Fund acknowledge and agree that, in order to maintain a Feeder Fund’s annual expenses at or below the applicable Expense Limitation, the Adviser may be required to waive a portion of the management fee paid by the Master Fund and/or reimburse the Master Fund for operating expenses incurred by the Master Fund. Each Feeder Fund acknowledges that any such waiver or reimbursement at the Master Fund in order to maintain such Feeder Fund’s operating expenses at or below the applicable Expense Limitation may benefit other feeder funds investing in the Master Fund to a greater degree than such Feeder Fund.  Moreover, each Feeder Fund also acknowledges that, to the extent the Adviser waives a portion of the management fee paid by the Master Fund and/or reimburses the Master Fund for operating expenses incurred by the Master Fund in order to maintain another feeder fund's operating expenses at or below the other feeder fund's Expense Limitation, such payment may result in the Feeder Fund's operating expenses being below the Expense Limitation, which may result in amounts previously waived or reimbursed being subject to recoupment pursuant to Section 2 hereof.

4.           Term and Termination. This Agreement shall become effective on September 1, 2015 and shall continue for a 12-month term ending August 31, 2016.  In addition, this Agreement will terminate with respect to a Fund automatically in the event of the termination of the investment management agreement between such Fund and the Adviser. Prior to the termination date of this Agreement, this Agreement may be modified, waived or terminated only with the consent of the Board of Trustees of the Funds.

5.           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware for contracts to be performed entirely therein without reference to choice of law principles thereof and in accordance with the applicable provisions of the Investment Company Act of 1940, as amended.

Very truly yours,

CUSHING ASSET MANAGEMENT, LP

By: Swank Capital, LLC, its general partner

/s/ Jerry V. Swank
Name:	Jerry V. Swank
Title:	Managing Partner

Accepted and Agreed on behalf of the Funds:

By:	/s/ Daniel L. Spears
	Name:	Daniel L. Spears
	Title:	President

8117 Preston Road, Suite 440, Dallas, TX 75225   (214) 692-6334 (phone) • 214 219-2353 (fax)
www.swankcapital.com•info@swankcapital.com

Appendix A

Funds	Expense Limitation

The Cushing MLP Master Fund	1.50%
The Cushing MLP Infrastructure Fund I	1.50%
The Cushing MLP Infrastructure Fund II	2.25%

8117 Preston Road, Suite 440, Dallas, TX 75225   (214) 692-6334 (phone) • 214 219-2353 (fax)    www.swankcapital.com•info@swankcapital.com